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                               July 16, 2021

       Erqi Wang
       Chief Executive Officer
       Jin Medical International Ltd.
       No. 33 Lingxiang Road, Wujin District
       Changzhou City, Jiangsu Province
       People   s Republic of China

                                                        Re: Jin Medical
International Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted June 30,
2021
                                                            CIK No. 0001837821

       Dear Mr. Wang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1 submitted on June 30, 2021

       Prospectus Summary
       Overview, page 1

   1. We note your updated disclosure at the top of page 3 and it appears that your statement of financial results for
the last two fiscal years is inconsistent with your disclosure elsewhere in your draft
registration statement. Please revise your statement that your "revenue was
                                                        $16,193,763 and
$20,366,846 for the fiscal years 2019 and 2020, respectively; [y]our net income was $2,205,998
and $3,647,510 for the fiscal years 2019 and 2020, respectively."
 Erqi Wang
FirstName
Jin MedicalLastNameErqi   Wang
            International Ltd.
Comapany
July       NameJin Medical International Ltd.
     16, 2021
July 16,
Page  2 2021 Page 2
FirstName LastName
Material Income Tax Considerations, page 148

2. We note your response to prior comment 33 and revised disclosure on page 148. Please update your exhibit index accordingly to reflect that Maples and Calder (Hong Kong)
         LLP, your Cayman Islands counsel, is providing a tax opinion. Consolidated Financial Statements
Employee Benefits, page F-19

3. You indicate in your responses to prior comments 35 and 36 that you have not received any notice or announcement from relevant government authorities indicating that your
         practice relating to employees    social security premiums payments or
housing funds are in
         violation of existing applicable laws and regulations. Notwithstanding this lack of notice or announcement, please clarify if your practices are in accordance with existing applicable laws and regulations. If not, address the need to revise your financial statements to fully recognize your obligations under these laws. In this regard, please note that even though Mr. Wang promised to unconditionally, irrevocably and personally bear any and all of the economic losses and expense you would incur if your practices were determined to be in violation of applicable laws and regulations, such expenses must be reflected as an expense in your financial statements in accordance with SAB Topic 5T.
       You may contact Tracey McKoy at 202-551-3772 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Ying Li